                                                                      Exhibit 12


                             Ameritech Corporation
 Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
               Years Ending December 31, 1994, 93, 92, 91 and 90


 Earnings                                           1994      1993         1992          1991         1990
 --------                                           ----      ----         ----          ----         ----
 Income before interest, income taxes,
 extraordinary item and cumulative effect of
 change in accounting principles . . . . .
                                                   $2,189.5   $2,686.8     $2,476.9      $2,224.3     $2,285.0
 Preferred dividends (4) . . . . . . . . .              2.3         --           --            --           --
 Portion of rent expense representing
 interest  . . . . . . . . . . . . . . . .             63.9       65.4         65.4          71.0         69.9
 Michigan Single Business Tax  . . . . . .             32.9       27.6         25.2          25.6         25.6
                                                   --------   --------     --------      --------     --------

 Total Earnings (1) (2) (3)  . . . . . . .         $2,288.6   $2,779.8     $2,567.5      $2,320.9     $2,380.5
                                                   ========   ========     ========      ========     ========

 Fixed Charges
 -------------

 Interest cost . . . . . . . . . . . . . .           $448.0     $464.3       $503.2        $567.9       $474.5
 Preferred dividends . . . . . . . . . . .              2.3         --           --            --           --
 Portion of rent expense representing
 interest  . . . . . . . . . . . . . . . .             63.9       65.4         65.4          71.0         69.9
                                                   --------   --------     --------      --------     --------

 Total Fixed Charges . . . . . . . . . . .           $514.2     $529.7       $568.6        $638.9       $544.4
                                                   ========   ========     ========      ========     ========

 Ratio of Earnings to Fixed Charges and
 Preferred Dividends . . . . . . . . . . .              4.45       5.25         4.52          3.63         4.37

(1) The results for 1994 reflect a $728.1 million pretax charge for work force restructuring (see MD&A discussion of this charge). This charge will be funded primarily from the Ameritech Pension Plan.

(2) Earnings are income before income taxes and fixed charges. Since the Michigan Single Business Tax ("the Tax") and rental expense have been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates as the effect on an annual basis has been insignificant.

(4) For purposes of above computation, the preferred stock dividend requirement is increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.